Baker & McKenzie LLP
1114 Avenue of the Americas
New York, New York 10036

March 20, 2007

Jeffrey Riedler
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:	CastlePoint Holdings, Ltd. Amendment No. 4 to the Registration Statement on Form S-1 Registration No. 333-139939

Dear Mr. Riedler:

        CastlePoint Holdings, Ltd. (the "Company") has requested that we respond to the Staff's comment letter, dated March 14, 2007, relating to Amendment No. 3 to the Company's Registration Statement on Form S-1 (No. 333-139939) (the "Registration Statement").

        The Company is submitting herewith Amendment No. 4 to the Registration Statement reflecting changes responsive to the Staff's comment. The Company has complied to the best of its ability with the Staff's previous comments relating to the Registration Statement. The Company has responded to the Staff's comment by reflecting the necessary changes in the Registration Statement. The Company's response to the comment in the Staff's letter, set forth below in italicized text for ease of reference, is as follows:

Business

Selected Consolidated Financial Information of Tower, page 100

1. Please update the selected consolidated information of Tower Group through December 31, 2006.

        The Registration Statement has been revised to reflect the most recent consolidated financial information of Tower Group, Inc., a Delaware corporation ("Tower"), for the fiscal year ended December 31, 2006, as set forth in Tower's annual report on Form 10-K, dated March 8, 2007, as amended to date, under the captions "Prospectus Summary—Competitive Strengths—Access to Profitable Book of Business from Tower," "Risk Factors—Our actual insured losses may be greater than our loss reserves, which would negatively impact our financial condition and results of operations," "Risk Factors—Reinsurance of Tower's insurance companies' business could expose us to substantial risk of loss," "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Estimates—Losses and Loss Adjustment Expense Reserves," "Business—Our Strategic Relationship with Tower," "Business—Competitive Strengths—Access to Profitable Book of Business from Tower" and "Business—Selected Consolidated Financial Information of Tower."

Baker & McKenzie LLP is a member of Baker & McKenzie International, a Swiss Verein.

        If you would like further clarification of any of the foregoing responses, please call the undersigned at (212) 891-3971. The fax number of the undersigned is (212) 310-1771.

Very truly yours,

/s/  ROSLYN TOM

Roslyn Tom

cc:	Michael H. Lee Joel S. Weiner Roger Brown, Esq. (CastlePoint Holdings, Ltd.)